

SECUR

16013357

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SEC Mail Processing Section
FEB 29 2016
Washington DC
410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68888

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor, Pickering, Holt & Co. Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby, Suite 5100
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1000 Lousianna	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alexandra Pruner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Advisors, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF TEXAS
M GUTIERREZ
My Commission Expires
October 22, 2017

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



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Report of Independent Registered Public Accounting Firm

To Management of Tudor, Pickering, Holt & Co. Advisors, LLC

We have reviewed Tudor, Pickering, Holt & Co. Advisors, LLC's assertions, included in the accompanying Tudor, Pickering, Holt & Co. Advisors, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i), as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, 1000 Louisiana St., Suite 5800, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

Tudor, Pickering, Holt & Co. Advisors, LLC's Exemption Report

Tudor, Pickering, Holt & Co. Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2015 without exception.

Tudor, Pickering, Holt & Co. Advisors, LLC

I, **Alexandra Pruner**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: Tudor, Pickering, Holt & Co. Advisors, LLC, Chief Financial Officer

February 26, 2016



Report of Independent Accountants

To Management of Tudor, Pickering, Holt & Co. Advisors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Tudor, Pickering, Holt & Co. Advisors, LLC. (the "Company") for the year ended December 31, 2015, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. Agreed payment of $33,972 for the period from January 1, 2015 through June 30, 2015, paid on July 28, 2015 through wire transfer, to Form SIPC-6 and the Company's July 2015 bank statement, noting no differences.

   b. Agreed $72,275 accrued for the period from July 1, 2015 through December 31, 2015 to the Company's general ledger and Form SIPC-7, noting no differences. Agreed the payment of $72,275 to the wire transfer on February 22, 2016, noting no differences. Observed approval of the wire transfer and obtained a copy of the submission email correspondence on February 22, 2016 provided by the Company's Controller.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total Revenue amount of $42,498,781 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015, noting no differences.


pwc

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 2, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $42,498,781 and $106,247 respectively, of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2016

Tudor, Pickering, Holt & Co. Advisors, LLC

Statement of Financial Condition
December 31, 2015

Tudor, Pickering, Holt & Co. Advisors, LLC
Index
December 31, 2015



pwc

Report of Independent Registered Public Accounting Firm

To Management of Tudor, Pickering, Holt & Co. Advisors, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Tudor, Pickering, Holt & Co. Advisors, LLC (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

Tudor, Pickering, Holt & Co. Advisors, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	1,549,244
Other trade receivables		214,825
Receivables from affiliates		2,848
Other assets		203,947
Total assets	$	1,970,864
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	203,419
Payables to affiliates		674,208
Total liabilities		877,627
Commitments, contingencies and guarantees (Note 6)		
Stockholder's equity		
Additional paid in capital		2,858,154
Accumulated deficit		(1,764,917)
Total stockholder's equity		1,093,237
Total liabilities and stockholder's equity	$	1,970,864

The accompanying notes are an integral part of this financial statement.

1. Organization and Summary of Significant Accounting Policies

Organization

Tudor, Pickering, Holt & Co. Advisors, LLC (the "Company"), a Delaware Limited Liability Company, was formed in May 2011. In February 2012 the Company received regulatory approval to operate as a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers.

The Company is a wholly owned subsidiary of Tudor, Pickering, Holt & Co., LLC ("Parent").

The Company provides investment banking and financing advice and assists customers with mergers and acquisitions in the energy industry. The Company is based in Houston, Texas, and maintains branch offices in Denver, Colorado, and New York, New York. At December 31, 2015, the Company was registered as a limited broker-dealer in 3 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company claims exemption under SEC Rule 15c3-3(k)(2)(i) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Fair Value Measurements

Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value determination requires that a number of significant judgments are made. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well as unobservable parameters. Any such valuation adjustments are applied consistently over time, if determined to be appropriate.

The Company's financial instruments include cash, receivables from affiliates and others, accounts payable and accrued liabilities and payables to affiliates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is determined by the risk of loss associated with accounts receivable balances. The Company's policy for determining the allowance is based on

factors that affect collectability, including (a) historical trends of write-offs, recoveries and credit losses; (b) the credit quality of our customers and (c) projected economic and market conditions. The Company's policy is to establish an allowance that is adequate to absorb any known or probable losses as of December 31, 2015. As of December 31, 2015, all receivables were determined to be collectible and therefore no allowance for doubtful accounts was deemed necessary.

Affiliate Expense Allocation

Expenses of the Company and its affiliates are processed and paid by the Tudor, Pickering, Holt & Co. Management LLC, (the "Management Company"). Expenses specifically related to the Company are paid directly by the Company, whereas shared expenses are allocated to each affiliate based upon headcount or other methodology as appropriate. These transactions result in receivables and payables with affiliates which are settled in cash within 12 months. See Note 5 for further explanation of affiliate transactions.

Share-Based Compensation

The Parent has implemented a share-based compensation plan for its employees related to its Series C, D and G Units ("Units"). The Parent applies the fair value method of accounting for its share-based compensation plan. Compensation expense is recorded based on the fair value of the Units on grant date and is recognized on a straight-line basis over the requisite service period of the Units. Noncash compensation expense is allocated to the Company since certain Units are issued to individuals for employment services to the Company. The fair value of each Unit award on the applicable grant dates was estimated using a Monte Carlo valuation model.

Income Taxes

As the Company is a limited liability company meeting certain requirements, it is classified as a single member limited liability company and is disregarded for federal income tax purposes. The Parent is a limited liability company and is classified as a partnership for federal income tax purposes. Thus, the individual members of the Parent are responsible for the payment of federal taxable income on their proportionate share of the Parent's taxable income, including the Company's taxable income. Therefore, no provision for federal income taxes has been recorded by the Company. The Company is however subject to state and franchise taxes.

2. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). In accordance with paragraph (a)(2) of SEC Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $5,000 or 6 2/3% of aggregate indebtedness, as defined by the rule. At December 31, 2015, the Company had net capital of $671,617, which resulted in excess net capital of $613,108. The Company's ratio of aggregate indebtedness to net capital was 1.3067 to 1.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value, including financial instruments not carried at fair value on the Company's statement of financial condition. Financial instruments within the scope of these disclosure requirements are included in the following table.

	Fair Value as of December 31, 2015			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Cash	$1,549,244	$ -	$ -	$1,549,244
Receivables from affiliates	-	2,848	-	2,848
Other trade receivables	-	214,825	-	214,825
Total assets	$1,549,244	$217,673	$ -	$1,766,917
Liabilities				
Accounts payable and accrued liabilities	$ -	$203,419	$ -	$ 203,419
Payables to affiliates	-	674,208	-	674,208
Total liabilities	$ -	$877,627	$ -	$ 877,627

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value, due to their short term nature and generally low credit risk. These instruments include receivables from affiliates and others, accounts payable and accrued liabilities and payables to affiliates.

4. Employee Benefit Plan

The Company's employees participate in a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code which is offered and administered by an

affiliate of the Company. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make contributions and match participant contributions, up to 4% of each participant's annual compensation, subject to IRS limitations.

5. Related Party Transactions

Rent expense as well as furniture, equipment and leasehold improvements are provided by an affiliate of the Company. The Company reimbursed the affiliate for usage of office space and depreciation of the furniture, equipment and leasehold improvements through payment of a facility fee. The fee is calculated based upon divisional headcount each month.

The Company uses a variation of the Parent name, and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon 2% of the Company's revenue.

The Company receives administrative services, including payroll, health care and the defined contribution plan, in accordance with the service agreement between the Company and Tudor, Pickering, Holt & Co. Management, LLC. Under the service agreement the Company pays a fee based upon 5% of employee related expenses reported by the Company, excluding stock-based compensation expenses.

During the year ended December 31, 2015, the Company earned investment banking revenue from companies with common directors, senior advisors or management of the Company or its Parent.

During the year ended December 31, 2015, the Company received contributions from the Parent totaling $500,000 and made distributions to the Parent totaling $27,000,000.

The Company is included in the combined Texas state franchise tax return with its affiliates. Any applicable taxes are remitted by an affiliate on behalf of the Company. The Company reimburses the affiliate for the taxes paid on its behalf. During the year the Company reimbursed an affiliate $402,466 for taxes paid on its behalf.

As of December 31, 2015, the Company has outstanding receivables and payables to affiliates which are shown separately on the statement of financial condition. The Company settles receivables and payables with affiliates, in cash, within 12 months of incurrence.

6. Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Concentration of Credit Risk and Sector Risk

The Company maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

The Company generates the majority of its revenues from customers within the energy industry. Therefore the Company is subject to geographic, general economic and political conditions which could negatively impact the energy industry and/or the Company's revenue. Recently, oil prices have declined significantly. This may impact the Company and companies in the energy industry.

8. Share-Based Compensation

The Parent has implemented a share-based compensation plan for its employees related to its Series C, D and G Units ("Units"). As of December 31, 2015, the Parent's Series G had 124,897 Units remaining for future issuance. Noncash compensation expense is allocated to the Company since certain Units are issued to individuals for employment services to the Company. The Parent allocates non-cash compensation expense to the Company and affiliates based upon the level of employment services each employee provides to the Company and affiliates. Since the Company does not provide any consideration to the Parent for this expense, the offsetting entry to stockholder's equity is considered a capital contribution from the Parent. Compensation expense is recorded over the requisite service period based on straight-line and the Units vest ratably over three years. In addition, the Plan provides for accelerated vesting if there is a change in control, and the unit holder's employment is terminated within 18 months following a change in control (as defined in the Plan). Employees who are terminated for any reason must forfeit their unvested Units, and the Company has the right to redeem any or all the vested Units at Fair Market Value as defined in the Plan.

The fair value of each Unit was determined on the date of grant using the Monte Carlo valuation model based on the following assumptions:

	Assumptions
Expected volatility	31.50%
Risk free rate	1.81%
Expected dividend yield	0.00%

Expected volatility is based on the volatility of similar companies in the industry. The risk-free rate is based on the 10-year Treasury rate. In addition, a discount for lack of marketability of the Units of 25% was used to determine the fair value of the Units granted.

A rollforward of the Parent's nonvested Units under the Plan as of December 31, 2015 is presented below:

Nonvested Units	**Series C, D & G Units**	**Weighted Average Grant-Date Fair Value***
Nonvested at January 1, 2015	32,402	$ 63.18
Granted	10,900	44.93
Vested	(16,228)	56.77
Forfeited	(1,814)	54.21
Nonvested at December 31, 2015	25,260	$ 60.06

* Weighted average grant-date fair value amount for Series G Units in the Parent

The Parent's total weighted average grant-date fair value of units that vested during the year ended December 31, 2015 was $921,238. As of December 31, 2015, the Parent's total unrecognized compensation cost related to nonvested Units granted was $1,125,282. The cost is expected to be recognized by the Parent, the Company or their affiliates over a weighted average period of 1.37 years based upon the level of services provided by each employee to each company.

9. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2016, which is the date the financial statements were available for issuance.

On February 4, 2016, the Company distributed $4,500,000 to the Parent.